333 S. Wabash Ave. Chicago IL 60604

Jacquelyne M. Belcastro
Senior Vice President & Deputy General Counsel
Law Department

Telephone 312-822-4699
Facsimile 312-822-1297
Internet jacquelyne.belcastro@cna.com
September 15, 2009
Via EDGAR Filing, Facsimile & U.S. Mail
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:	Ms. Ibolya Ignat
Staff Accountant

Re:	CNA Financial Corporation (“CNA”)
Form 10-K for the Year Ended December 31, 2008
Filed on February 24, 2009
Schedule 14A
Filed on March 30, 2009
Comment Letter, dated August 31, 2009 (“Comment Letter”)
File No. 001-05823
Dear Ms. Ignat:
Per our telephone conversation on September 14, 2009, CNA acknowledges receipt of the Comment Letter. In addition, CNA is currently working on a substantive response to the Comment Letter and plans to file this response on or before September 25, 2009.
Although CNA is, of course, amenable to enhancing its disclosures in the context of the Comment Letter, this response should not be considered an indication that CNA believes any disclosures in the captioned Form 10-K or Schedule 14A were inadequate or incorrect in any material respect.
If you have any questions or need any additional information, please do not hesitate to contact me at the numbers indicated above.
Very truly yours,
/s/ Jacquelyne M. Belcastro
Jacquelyne M. Belcastro